December 5, 2012

Personal and Confidential

The Special Committee of the Board of Directors of Yongye International, Inc.

6th Floor, Suite 608, Xue Yuan International Tower

No. 1 Zichun Road, Haidian District Beijing, China

Attention: Shao Xiaoheng

Yongye International, Inc.

6th Floor, Suite 608, Xue Yuan International Tower

No. 1 Zichun Road, Haidian District Beijing, China

Attention: Sam Yu

Dear Ladies and Gentlemen:

This addendum to the engagement letter agreement (the “Existing Agreement”) among Houlihan Lokey Capital, Inc. (“HL,” “our” or “we”), Yongye International, Inc. (the “Company”) and the Special Committee of the Board of Directors of the Company (the “Special Committee”) dated October 25, 2012 sets forth the facts of our engagements with certain Consortium Members (defined below) and Morgan Stanley & Co. (“Morgan Stanley”) and our internal measures to ensure independence and confidentiality. Terms used but not defined in this letter shall have the meaning attributed to them in the Existing Agreement.

I. Engagements with Certain Consortium Members and Internal Measures to Ensure Independence and Confidentiality

We hereby inform the Special Committee of the prior and existing engagements entered into between HL and the Company buyer consortium members (“Consortium Members”), which include Chairman Zishen Wu, Full Alliance International (“Full Alliance”), MSPEA Agriculture Holding Limited (“MSPEA”), and Abax Global Capital (Hong Kong) (“Abax”). We hereby represent that HL’s engagements with the Consortium Members and Morgan Stanley provided in Exhibit A hereto are true, correct and without material omission.

HL has provided periodic valuation work for Morgan Stanley and Abax, which is conducted by our Portfolio Valuation team. As background, HL’s Portfolio Valuation team, which is a product line of our Financial Advisory Services practice, provides independent valuation services to hundreds of private equity and hedge fund clients each year. In Portfolio Valuation engagements, valuation analyses are provided to fund managers to help them assess the value of their existing investments in portfolio companies, assets, or other investments. These engagements are performed on a fixed fee basis and are not contingent on fund performance or valuation results. Oftentimes HL is hired by these same clients to provide other advisory services, including M&A advisory, fairness opinions and financial restructuring advisory, without concern over conflicts due to our strict confidentiality policy and strong internal controls.

In order to segregate the various teams within HL to preserve complete independence, HL has implemented firewall procedures such that only direct deal team members are allowed access to Portfolio Valuation client information. Additionally, when we feel it is necessary, firewall procedures are implemented on non-Portfolio Valuation client information.

The Special Committee of the Board of Directors of Yongye International, Inc.	- 2 -

Before the Existing Agreement was executed and upon the Special Committee’s inquiry, HL confirmed via email that (i) HL had no conflicts of interest in connection with the Transaction and (ii) HL had no relationship with the Company or any of the Consortium Members, the latter of which HL discovered was inaccurate after the execution of the Existing Agreement, as an affiliate of HL, Houlihan Lokey Financial Advisors, Inc., provides certain valuation services to Morgan Stanley and Abax. HL continues to believe that we have no conflicts in connection with the Transaction because (i) the engagements with Morgan Stanley and Abax were only through our Portfolio Valuation practice and (ii) we and our clients do not typically view work performed by our Portfolio Valuation team as conflicting due to the nature of the work and the policies and procedures in place to ensure independence and confidentiality.

In our view, the engagements listed in Exhibit A do not impair our independence for the Transaction. None of the engagements listed in Exhibit A involve the valuation of entities that are related to the Transaction. The services rendered to Abax and Morgan Stanley are provided to their back office teams for help in determining the current net asset value of existing investments (e.g. value of investments that Abax or Morgan Stanley previously made and hold in existing funds). The valuation services are not delivered to front office personnel to assist in the investment making decision process, nor are they intended to be advisory/investment banking type services (including fairness opinion services). These types of services are provided by numerous other valuation firms, many of which use automated software based on market inputs to develop valuation estimates. Moreover, none of the fees for the engagements listed in Exhibit A are contingent on HL’s, Abax’s or Morgan Stanley’s performance, as they are all fixed-fee assignments. To date we have received approximately US$950,000 in fees from Abax since our initial engagement in 2008, with the annual fees received from Abax being approximately US$200,000 to US$250,000 consistently per year. To date, we have received less than US$100,000 in fees from Morgan Stanley since our initial engagement in 2011. The fees for these engagements are immaterial to HL’s overall revenue and the yearly fees for these engagements are less than the fees expected to be received pursuant to the Existing Agreement. The fees reflect the volume of work performed, as HL has provided monthly valuations for dozens of investments over a long period of time. Abax has requested that this fee disclosure be kept strictly confidential.

While many of HL’s employees have worked on Portfolio Valuation assignments at one time or another, in a technical, industry, and/or geographic expertise capacity, the HL engagement team for the Transaction does not contain anyone that has worked or is currently working on assignments for Abax or Morgan Stanley.

In connection with the Transaction, we have restricted access to the Company’s client information to direct deal team members only. Further, the engagement team for the Transaction and the HL teams which worked on the other assignments for Morgan Stanley and Abax are based in different HL office locations.

In addition to the aforementioned policies and procedures in place, we have adopted procedures requiring the deal teams and coverage officers responsible for managing relationships with the various Consortium Members and Morgan Stanley to promptly communicate any potential engagement opportunities, including any Portfolio Valuation engagements, with the HL Yongye deal team. This will supplement our internal conflicts check system, which will flag any prospective work with Consortium Members or Morgan Stanley.

II. Covenants and Arrangement on Fees

In light of the fact that HL has provided periodic valuation services for Morgan Stanley and Abax, HL hereby covenants and agrees that, during the period from the date hereof until the closing of the Transaction or the termination of the Existing Agreement, HL shall (i) strictly maintain its firewall procedures such that only direct deal team members are allowed access to portfolio valuation client information and only deal team members for the Transaction are allowed access to information about the Transaction as described above; (ii) to the extent that Abax, MSPEA or their respective affiliates, including Morgan Stanley, are involved in the Transaction, use its best efforts to obtain each of Abax’s and/or Morgan Stanley’s permission for the Company to disclose such engagements and related fees in any proxy statements, Schedule 13E-3, or other similar disclosure documents or communications filed by the Company with the SEC in connection with the Transaction; (iii) promptly notify the Special Committee of any potential engagement opportunities, including any portfolio valuation engagements, with any Consortium Members, their affiliates, or Morgan Stanley, (iv) obtain the Special Committee’s prior written consent before HL is retained by any Consortium Members, their affiliates, or Morgan Stanley for any investment banking or other financial advisory services and (v) consult in good faith with the Special Committee before HL is retained by any Consortium Members, their affiliates, or Morgan Stanley for any portfolio valuation services if the fees proposed to be received for such services, together with any other fees received or receivable from such Consortium Member, its affiliates or Morgan Stanley, in such year, would be significantly higher than the annual fees received by HL from such person in 2011.

The Special Committee of the Board of Directors of Yongye International, Inc.	- 3 -

Notwithstanding anything to the contrary in the Existing Agreement, if the Special Committee determines, at its sole discretion due to concerns over HL’s independence, to engage another financial advisor to render to it a second written opinion as to whether the consideration to be received by the Company or holders of the Company’s shares of common stock (other than the Consortium Members, any other shareholders of the Company that will retain or obtain, directly or indirectly, an equity interest in the Company after giving effect to the Transaction, and their respective affiliates and shareholders who have validly exercised appraisal rights in accordance with the Nevada state law, if any) (as the case may be) in the Transaction is fair, from a financial point of view, to such holders, fees payable pursuant to clause (c) of the first paragraph of Section 4 of the Existing Agreement shall be reduced by US$100,000. For the avoidance of doubt and notwithstanding anything in the contrary in the Existing Agreement, no fees payable pursuant to clauses (b), (c) and (d) of the first paragraph of Section 4 of the Existing Agreement shall be payable, and HL hereby agrees to waive such fees, if HL materially breaches any of its representations or covenants set forth in this letter.

Except for the disclosure of the engagements with Abax and Morgan Stanley and related fees as specifically provided above, none of the contents of this letter shall be disclosed in any proxy statements, Schedule 13E-3, or other similar disclosure documents or communications filed by the Company with the SEC in connection with the Transaction without the written permission of HL, which shall not be unreasonably withheld, delayed or conditioned; provided that HL understands that the Company may include a description of the contents of this letter in the proxy statements, Schedule 13E-3, or other similar disclosure documents or communications filed by the Company with the SEC in connection with the Transaction as long as the content of such disclosure is subject to HL’s prior review and approval, which shall not be unreasonably withheld, delayed or conditioned.

Sincerely,

HOULIHAN LOKEY

By:  /s/Weimin Chen

Weimin Chen

Managing Director

The Special Committee of the Board of Directors of Yongye International, Inc.	- 4 -

Accepted and agreed to as of the date

first written above:

SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

OF YONGYE INTERNATIONAL, INC.

By:  /s/ Sean Xiaoheng Shao

Sean Xiaoheng Shao

Chairman of the Special Committee

Acknowledged and agreed to as of the date

first written above:

YONGYE INTERNATIONAL, INC.

By:  /s/ Sam Yu

Sam Yu

Chief Financial Officer

Exhibit A - Engagements between HL and Consortium Members

Party	Date	Product	Description
Chairman Wu	Not applicable	Not applicable	No engagements in the past three years
Full Alliance International	Not applicable	Not applicable	No engagements in the past three years
MSPEA Agriculture Holding Limited	Not applicable	Not applicable	No engagements in the past three years
Morgan Stanley & Co.	2012 through current	Portfolio valuation services	HL provides periodic RMBS pricing information
	2012 through current	Portfolio valuation services	HL provides periodic RMBS pricing information
	2011	Portfolio valuation services	HL provides periodic RMBS pricing information
Abax Global Capital (Hong Kong)	2008 through current	Portfolio valuation services	Valuation of certain warrants and convertible securities owned by Abax on a monthly basis
	2011 through current	Portfolio valuation services	Valuation of certain private investments owned by Abax on a monthly basis

Furthermore, in connection with bankruptcies, restructurings, and similar matters, HL and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, MSPEA, Abax, Morgan Stanley or their affiliates (provided that this does not include cases where, to the best knowledge of the Transaction deal team after due inquiry, MSPEA, Abax, Morgan Stanley or any Consortium Member or their respective affiliates were or are (i) the only debtor, creditor, equity holder, trustee or interested party, (ii) a leading party or part of the steering committee of a group of debtors, creditors, equity holders, trustees and other interested parties or (iii) the party directly engaging HL), for which advice and services HL and such affiliates have received and may receive compensation.